FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

9 April 2014

THE SAUDI BRITISH BANK
FIRST QUARTER 2014 RESULTS

•	Net profit of SAR1,081m (US$288m) for the three months ended 31 March 2014 - an increase of SAR133m (US$35m), or 14.0% compared with SAR948m (US$253m) for the same period in 2013.

•	Operating income of SAR1,621m (US$432m) for the three months ended 31 March 2014- an increase of SAR183m (US$49m), or 12.8%, compared with SAR1,438m (US$383m) for the same period in 2013.

•	Customer deposits of SAR137.0bn (US$36.5bn) at 31 March 2014 - an increase of SAR14.9bn (US$3.9bn), or 12.2%, compared with SAR122.1bn (US$32.6bn) at 31 March 2013.

•	Loans and advances to customers of SAR109.9bn (US$29.3bn) at 31 March 2014 - an increase of SAR8.7bn (US$2.3bn), or 8.6%, compared with SAR101.2bn (US$27.0bn) at 31 March 2013.

•	The bank's investment portfolio totalled SAR38.1bn (US$10.2bn) at 31 March 2014, an increase of SAR5.7bn (US$1.6bn), or 17.6% compared with SAR32.4bn (US$8.6bn) at 31 March 2013.

•	Total assets were SAR175.4bn (US$46.8bn) at 31 March 2014, compared with SAR158.8bn (US$42.3bn) at 31 March 2013, an increase of 10.5% or SAR16.6bn (US$4.5bn).

•	Earnings per share of SAR1.08 (US$0.29) for the three months ended 31 March 2014 - an increase of 14.0% from SAR0.95 (US$0.25) for the corresponding quarter of previous year.

Commentary
Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams and controlling its costs has enabled the bank to record a strong financial performance for the quarter ended 31 March 2014. SABB's continued focus on risk management, asset quality and maintaining strong capital and liquidity positions continues to provide SABB with growth opportunities in line with our strategic objectives.

"We would again like to thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com
Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 09 April 2014